UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36800

Golub Capital Investment Corporation*

(Exact name of registrant as specified in its charter)

Address: 666 Fifth Avenue, 18th Floor, New York, NY 10103 Telephone number: (212) 750-6060

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note:

*	Pursuant to the Agreement and Plan of Merger dated November 27, 2018, by and among Golub Capital Investment Corporation (the “Company”), Golub Capital BDC, Inc. (“GBDC”), Fifth Ave Subsidiary Inc., GC Advisors LLC, and for certain limited purposes, Golub Capital LLC, as amended, the Company merged with and into GBDC, with GBDC as the surviving corporation, at which time the separate corporate existence of the Company ended. Pursuant to the requirements of the Securities Exchange Act of 1934, GBDC, as successor by merger to the Company, has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Golub Capital BDC, Inc., as successor by merger to Golub Capital Investment Corporation

Date:	September 16, 2019	By:	/s/ Ross A. Teune
Ross A. Teune, Chief Financial Officer